

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2024

Mitchell Eaglstein
Chief Executive Officer
FDCTech Inc.
200 Spectrum Drive, Floor 300
Irvine, CA 92618

> **Re: FDCTech Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **File No. 000-56338**

Dear Mitchell Eaglstein:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Technology

cc: William Barnett